FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed, or made available from its web-site, to its security holders either or both of the following two documents:

(1)	Interim Report for 2008 (as of September 30, 2007) relative to the 139th Fiscal Period; original prepared and distributed in the Japanese language which is not attached hereto as the Semi-Annual Report referred to in (2) below is the English translation of (1) (except that (1) does not include the charts which are indicated in U.S. dollars and the names and the addresses of the depositaries and that (2) does not include the explanation for the shareholders in Japan regarding the receipt of the dividends);

(2)	Semi-Annual Report 2008 for the six-month period ended September 30, 2007, prepared in the English language, which is attached hereto and constitutes a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: December 4, 2007	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

To All Our Stakeholders

Board of Directors
Back row, from left :	Susumu Isoda, Masahiro Yoneyama, Hajime Sasaki, Toshio Morikawa, Morio Ikeda, Kenji Kinoshita
Front row, from left :	Yoshinori Komamura, Masahiro Sakane, Kunio Noji, Yasuo Suzuki

Consolidated	< U.S.GAAP >

Net sales	¥1,080.0 billion	(Up 21.6)%
Operating income	¥162.9 billion	(Up 44.8)%
Income from continuing operations before income taxes	¥158.5 billion	(Up 46.7)%
Net income from continuing operations	¥98.8 billion	(Up 55.6)%
Net income from discontinued operations	¥4.9 billion	(—)
Net income	¥103.8 billion	(Up 54.4)%

[Sales by Operation]

Construction and Mining Equipment	¥914.3 billion	(Up 23.8)%
Industrial Machinery, Vehicles and Others	¥165.6 billion	(Up 10.6)%
Total	¥1,080.0 billion	(Up 21.6)%

Note:  Yen figures of less than one hundred million are omitted.

For the interim period ended September 30, 2007, we are very pleased to report that Komatsu Ltd. and its consolidated subsidiaries (hereinafter “Komatsu”) registered its sixth consecutive interim period of growth in consolidated interim sales and profits, which also represents record-high 6-month figures. These results reflect a continued improvement of the construction and mining equipment business as well as a good performance of the industrial machinery, vehicles and others business.

Interim Results

Consolidated net sales for the interim period under review reached ¥1,080.0 billion (US$9,392 million), up 21.6% from the previous interim period. For the construction and mining equipment business, demand remained strong against the backdrop of buoyant resource developments and infrastructure improvements around the world. While collaborating with its suppliers, Komatsu continued to expand its production capacity by embarking on full-scale production at the Ibaraki Plant and building the second manufacturing facility for transmissions at the Awazu Plant. Komatsu boosted interim sales by advancing sales of DANTOTSU products which feature enhanced fuel consumption and operating efficiency, by achieving price realization, and by reinforcing its product support capabilities. Komatsu also stepped up interim sales of the industrial machinery, vehicles and others business, centering on forklift trucks and industrial machinery, as steady capital investments remained in Japan and overseas.

Operating income for the interim period totaled ¥162.9 billion (US$1,417 million), registering a substantial increase of 44.8% over the previous interim period. Operating income ratio improved to 15.1%, up 2.4 percentage points a year ago. The solid improvement in operating income reflects not only expanded sales centering on construction and mining equipment but also price realization both in Japan and overseas. As a result, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies increased 46.7% over the previous interim period, to ¥158.5 billion (US$1,379 million) for the interim period under review. Net income for the interim period reached ¥103.8 billion (US$903 million), up 54.4% a year ago.

Interim Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, Komatsu Ltd. (hereinafter “the Company”) maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

With respect to interim cash dividends, the Board of Directors of the Company set ¥20 per share, an increase of ¥7 from ¥13 for the previous interim dividends paid a year ago. This decision was reached by considering the interim business results and future business prospects at the board meeting held on October 30, 2007.

Outlook for the Fiscal Year ending March 31, 2008

In the construction and mining equipment business, while there are some serious concerns such as declining demand for residential houses and deteriorating economic climate triggered by the subprime loan problem, we anticipate that global demand will remain buoyant driven by thriving infrastructure investments especially in China and India as well as strong resource development activities in Asia, Australia, Latin America, Africa and some other regions.

In the industrial machinery, vehicles and others business, we also anticipate that demand will continue to expand against the backdrop of steady capital investments both in Japan and overseas.

Komatsu defines its corporate value as the total sum of trust given to us by society and all stakeholders. To increase this corporate value, we have designated the following two management goals.

1)	To maintain our top-level profitability and financial position in the industry and enhance our position in the global marketplace, especially in Greater Asia.

2)	To continue management, while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders

To achieve these management goals, we have developed the mid-range management plan “Global Teamwork for 15” for the target year ending March 31, 2010. Under this new management plan, we are focusing our efforts on the following tasks.

1)	We will continue to concert our efforts on the market introduction of DANTOTSU products, the further enhancement of our market position in Greater Asia and further improvements of fixed costs, on a permanent basis, all which have been carried over from the first-stage Reform of Business Structure project.

2)	We will continue to work on value-chain reform, a core element of the second-stage Reform, and human resource development on a global, group-wide basis through the reform activities.

3)	We will also tackle the following new tasks.

a)	Establishment of flexible manufacturing operations

b)	Expansion of utility equipment business

c)	Expansion of parts business

d)	Reinforcement of industrial machinery business

Komatsu is also strengthening its corporate governance to ensure sound and transparent management, while working to improve management efficiency. While promoting thorough compliance, we will also ensure that all employees of Komatsu share The KOMATSU Way. In addition to improving our business performance, we will facilitate the development of both corporate strength and social responsibility in a well balanced manner.

On behalf of the members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

November 2007

Masahiro Sakane	Kunio Noji
Chairman of the Board	President and CEO

Review of Operations

Construction and Mining Equipment

Net Sales

Sales by Region

Japan	¥131.4 billion	(Down 1.4)%
The Americas	¥243.6 billion	(Down 0.6)%
Europe & CIS	¥206.5 billion	(Up 52.5)%
China	¥75.6 billion	(Up 61.6)%
Asia (Excluding Japan & China) & Oceania	¥151.6 billion	(Up 40.8)%
The Middle East & Africa	¥105.3 billion	(Up 49.7)%

Note :  Yen figures of less than one hundred million are omitted.

Breakdown of Sales by Region

For the six months ended September 30, 2007

Consolidated net sales of construction and mining equipment for the interim period under review expanded 23.8% over the previous interim period, to ¥914.3 billion (US$7,951 million), primarily reflecting expanded volume of sales and price realization efforts. Segment profit of the construction and mining equipment business advanced 44.1% to ¥146.1 billion (US$1,271 million), and segment profit ratio to 16.0%, up 2.3 percentage points from the previous interim period a year ago.

Japan

While public-sector investments remained slack, demand for new equipment increased, especially in the rental industry, reflecting not only an increase in private-sector investments but also further stock adjustment of the market driven by buoyant exports of used equipment. For the interim period under review, Komatsu worked to expand sales of new equipment, realize prices and strengthen the rental and used equipment business. However, interim sales in Japan declined slightly from the previous period a year ago, due largely to intensified competition and the withdrawal from unprofitable businesses.

The Americas

In North America, the decline of U.S. housing starts became more evident, further reducing the demand for equipment, especially in the residential construction sector. In Latin America, meanwhile, demand expanded particularly in the mining sector. Amid such market conditions, Komatsu worked to sharpen its competitiveness by expanding sales of DANTOTSU models which improve fuel consumption and offer KOMTRAX (Komatsu Machine Tracking System) as a standard feature, while continuing to optimize distributors’ inventories in North America. Additionally, Komatsu worked to reinforce sales and product support capabilities for mining customers in North and Latin America. However, sales in the Americas declined slightly from the previous interim period, affected by declined North American demand.

Europe & CIS

Demand in Europe grew, including the five major markets of Germany, the United Kingdom, France, Italy and Spain as well as central and eastern Europe where infrastructure investments were buoyant in tandem with EU expansion. Under that environment, Komatsu worked to accelerate sales of DANTOTSU models with machine capabilities enhanced by KOMTRAX as a standard feature, while improving the efficiency of production, including the reduction of production lead-time. In CIS (Commonwealth of Independent States), demand remained strong in resource and energy development-related sectors as well as urban infrastructure development, and Komatsu worked to strengthen its distribution network and mining equipment business. As a result, interim sales in Europe & CIS made an impressive gain over the previous interim period a year ago.

China

Demand continued to advance in China, fueled by infrastructure development projects expanded nationwide, development of new mines and progress in mechanization of mining to improve management efficiency as the Chinese economy stayed on a high-growth track. Komatsu concerted its efforts to expand sales of new equipment based on IT-capitalized information concerning business negotiations and equipment operations, while working to improve operational efficiency of sales and production. As a result, interim sales in China expanded sharply over the previous interim period a year ago.

930E super-large dump trucks delivered for the first time in China

Asia & Oceania

In Indonesia, the largest market in Southeast Asia, demand continued to grow in civil engineering, agricultural and forestry industries. Demand for mining equipment also remained strong there. In India, demand remained strong in infrastructure development and mining sectors. Demand for mining equipment also remained strong in Australia. Reflecting expanded local production and reinforced sales and product support capabilities for mining customers in Asia, interim sales in Asia & Oceania expanded substantially over the previous interim period a year ago.

Bangkok Komatsu Co., Ltd. began operation of this assembly line in Plant No. 2 in August 2007.

The Middle East & Africa

Demand continued to accelerate in both regions, driven by expanded urban and infrastructure developments in Turkey, the largest market in the Middle East, and oil producing countries on the Gulf as well as by aggressive resource development in Africa. By carrying out proactive sales activities with distributors and reinforcing its product support capabilities, Komatsu boosted interim sales in the Middle East & Africa over the previous interim period a year ago.

Industrial Machinery, Vehicles and Others

Net Sales*

High-speed flexible transfer line

Consolidated net sales of industrial machinery, vehicles and other operations increased 10.6% over the previous interim period a year ago, to ¥165.6 billion (US$1,441 million) for the interim period under review, reflecting expanded sales of large presses in addition to boosted sales of forklift trucks by Komatsu Utility Co., Ltd. Segment profit of the industrial machinery, vehicles and others business improved 23.2% over the previous interim period, to ¥16.9 billion (US$147 million). Segment profit ratio also improved to 10.2%, up 1.0 percentage point over the previous interim period a year ago.

In the forklift truck business, Komatsu Utility worked to reinforce its business foundation by expanding sales of new equipment and strengthening its sales and service capabilities in fast-growth markets, such as Asia and the Middle East, implementing aggressive sales of electric forklift trucks and launching the hybrid battery model in Japan, which achieves outstanding efficiency of energy consumption.

FB15HB electric hybrid forklift truck made by Komatsu Utility Co., Ltd.

In the industrial machinery business, Komatsu advanced interim sales by zooming in on demand for capital investments both in Japan and overseas, especially by the automobile industry. With respect to large presses, Komatsu worked to step up sales of DANTOTSU products such as the AC Servo press and expanded its production capacity by embarking on full-scale production at the Kanazawa Plant which began operation in January 2007. As a result, interim sales of large presses advanced over the previous interim period a year ago. In addition, Komatsu advanced collaborative efforts with NIPPEI TOYAMA CORPORATION in which the Company made equity participation last year, including mutual use of sales and production facilities of the two.

Notes:	1. Komatsu Forklift Co., Ltd. merged with Komatsu Zenoah Co. and changed its corporate name to Komatsu Utility Co., Ltd. in April 2007.
2. The outdoor power equipment business of Komatsu Zenoah Co. was sold to a Japanese subsidiary of Husqvarna AB of Sweden in April 2007.

Topics

Plant Tour for Individual Shareholders Held

In September 2007, we held a special plant tour program for individual shareholders. It was designed to let them directly see Komatsu’s ways of manufacturing actually being carried out on the plant floor. We hope participants now have a better understanding of Komatsu. It was the first time even for us to hold a plant tour exclusively for individual shareholders. We had about 90 shareholders attending the event.

They also had a chance to see a wheel loader plant, new transmissions, and machine demonstrations in the testing area. We wanted them personally to experience hydraulic excavators and wheel loaders because they are not commonly familiar.

While the first plant tour for individual shareholders was held in Ishikawa Prefecture, we would like to continue similar tours of other plants so that more shareholders will deepen their understanding of Komatsu.

Excellent IR Company Award Received

In November 2007, Komatsu received the award for 2007 Fiscal Year Excellent IR Company from Japan Investor Relations Association. The top seven companies were chosen from 358 companies.

IT-BASED NEW BUSINESS MODELS

We have defined IT utilization as one of the important agenda items for our construction and mining equipment business in the 21st century and led the industry in advancing IT applications. As we continue to utilize fast-evolving IT, we are committed to not only enhancing the performance of our equipment, but also improving the work efficiency of our customers in the spirit of teamwork.

KOMTRAX : Komatsu Machine Tracking System

KOMTRAX is a system for our customers, distributors and us to share information about the construction equipment deployed at jobsites concerning their mechanical and performance conditions, thereby promoting the work efficiency of all concerned. As of October 31, 2007, KOMTRAX is mounted on about 80,000 Komatsu machines working around the world. Information collected on every machine is stored in our data server via communications satellite or cellular phone circuits. Our customers can not only check on their machine information on their PCs but also receive urgent, important information in the form of email on their cellular phones immediately. Because customers can check on the mechanical and performance conditions of their machines at any time, they can not only analyze mechanical information to prevent operating trouble from occurring, but also use performance information concerning work type and fuel consumption rates to improve the work efficiency of their machines.

Our distributors can utilize the information from KOMTRAX proactively to engage in customer support such as timely replacement of parts and maintenance service in relation to machine conditions. Furthermore, machine location tracking and engine lock-up capabilities of KOMTRAX are very effective in prevention of thefts.

At Komatsu, we use the KOMTRAX information to analyze market trends and predict market demand in order to optimize our sales and production planning efforts.

Mine Management System

VHMS: Vehicle Health Monitoring System

VHMS is a system designed to monitor the mechanical conditions of mining equipment and manage the operation of equipment. Because it is capable of real-time monitoring of mechanical and operational conditions from a remote location via telecommunication satellite, we can predict the product lifetime of key components, such as engines and transmissions, and develop optimal maintenance plans. By providing optimal support activities based on the information via the Internet, we are also committed to reducing repair costs and enhancing the operating rate of machines.

AHS: Autonomous Haulage System

AHS is a system to comprehensively control the operation of our super-large dump trucks with autonomous capabilities at large-scale mines. It is designed to improve mining efficiency, labor savings, and safety.

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and subsidiaries

As of September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Assets
Current assets
Cash and cash equivalents	¥117,546	¥84,100	$1,022,139
Time deposits	201	182	1,748
Trade notes and accounts receivable—less allowance for doubtful receivables	471,421	432,452	4,099,313
Inventories	484,780	419,980	4,215,478
Other current assets	114,702	117,041	997,409

Total current assets	1,188,650	1,053,755	10,336,087

Long-term trade receivables	82,355	61,788	716,130

Investments	158,287	122,793	1,376,409

Property, plant and equipment—less accumulated depreciation	417,663	427,369	3,631,852

Other assets	80,071	96,325	696,270

Total	¥1,927,026	¥1,762,030	$16,756,748

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (including current maturities of long-term debt)	¥163,647	¥209,645	$1,423,017
Trade notes and accounts payable	362,914	348,154	3,155,774
Income taxes payable	34,800	33,270	302,609
Other current liabilities	196,297	177,131	1,706,931

Total current liabilities	757,658	768,200	6,588,331

Long-term liabilities	269,694	266,102	2,345,165

Minority interests	27,019	44,530	234,948

Shareholders’ equity
Common stock	67,870	67,870	590,174
Capital surplus	137,508	136,414	1,195,721
Retained earnings	627,618	457,210	5,457,548
Accumulated other comprehensive income	42,374	25,276	368,470
Treasury stock	(2,715)	(3,572)	(23,609)

Total shareholders’ equity	872,655	683,198	7,588,304

Total	¥1,927,026	¥1,762,030	$16,756,748

Accumulated other comprehensive income :
Foreign currency translation adjustments	¥12,785	¥2,518	$111,174
Net unrealized holding gains on securities available for sale	44,884	34,093	390,296
Pension liability adjustments	—	(10,860)	—
Pension liability adjustments—After application of SFAS No.158	(15,046)	—	(130,835)
Net unrealized holding gains (losses) on derivative instruments	(249)	(475)	(2,165)

Note:	The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made at the rate of ¥ 115 to $1, the approximate rate of exchange at September 30, 2007.

*	Trade notes and accounts receivable as well as inventories grew in response to expanded marketing and manufacturing operations, which were implemented to meet thriving demand. Meanwhile, shareholders’ equity increased due mainly to expanded profits, resulting in the growth of shareholders’ equity ratio to 45.3%.

Consolidated Statements of Income (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

	Millions of yen (except per share amounts)		Thousands of U.S. dollars (except per share amounts)
	2008	2007	2008
Net sales	¥1,080,042	¥888,491	$9,391,670
Cost of sales	767,689	637,215	6,675,557
Selling, general and administrative expenses	150,607	137,994	1,309,626
Other operating income (expenses)	1,226	(736)	10,661

Operating income	162,972	112,546	1,417,148

Other income (expenses)
Interest and dividend income	5,126	4,057	44,574
Interest expense	(8,383)	(7,250)	(72,896)
Other—net	(1,131)	(1,275)	(9,835)

Other income (expenses)	(4,388)	(4,468)	(38,157)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	158,584	108,078	1,378,991

Income taxes	58,345	42,752	507,348
Minority interests in income of consolidated subsidiaries	(4,727)	(3,136)	(41,104)
Equity in earnings of affiliated companies	3,310	1,307	28,783

Income from continuing operations	¥98,822	¥63,497	$859,322

Income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies	4,978	3,711	43,287

Net income	¥103,800	¥67,208	$902,609

Net income per share:
Basic	¥104.36	¥67.65	90.7 ¢
Diluted	¥104.21	¥67.51	90.6 ¢
Dividends per share	¥18.00	¥10.00	15.7 ¢

Notes:	1.	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the consolidated statement of income for the six months ended September 30, 2006 has been retrospectively reclassified as for the discontinued operations.
2.

In consolidation, dividends per share have been calculated based on dividends paid in each fiscal year.

As for fiscal 2008, interim dividend payment of ¥20 per share has been approved by the Board of Directors of the Company.

*	Komatsu recorded the sixth consecutive interim period of growth in sales and profits, supported by improved results of the Industrial Machinery, Vehicles and Others segment, in addition to accelerated performance of the Construction and Mining Equipment segment, centering on export sales. Operating income ratio improved to 15.1%, up 2.4 percent points from the corresponding period a year ago.

Consolidated Statements of Shareholders’ Equity (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Common stock
Balance, beginning of period	¥67,870	¥67,870	$590,174
Balance, end of period	¥67,870	¥67,870	$590,174

Capital surplus
Balance, beginning of period	¥137,155	¥136,137	$1,192,651
Sales of treasury stock	238	36	2,070
Issuance and exercise of stock acquisition rights	115	265	1,000
Others	—	(24)	—
Balance, end of period	¥137,508	¥136,414	$1,195,721

Retained earnings, appropriated for legal reserve
Balance, beginning of period	¥24,267	¥23,416	$211,017
Transfer from unappropriated retained earnings	(72)	519	(626)
Balance, end of period	¥24,195	¥23,935	$210,391

Unappropriated retained earnings
Balance, beginning of period	¥517,450	¥376,522	$4,499,565
Net income	103,800	67,208	902,609
Cash dividends paid	(17,899)	(9,936)	(155,643)
Transfer to retained earnings appropriated for legal reserve	72	(519)	626
Balance, end of period	¥603,423	¥433,275	$5,247,157

Accumulated other comprehensive income (loss)
Balance, beginning of period	¥33,501	¥23,095	$291,313
Aggregate adjustment for the period resulting from translation of foreign currency financial statements	3,581	4,758	31,139
Net increase (decrease) in unrealized holding gains on securities available for sale	5,077	(2,817)	44,148
Adjustment for the period of pension liability	—	439	—
Adjustment for the period of pension liability—After application of SFAS No. 158	254	—	2,209
Net increase (decrease) in unrealized holding gains (losses) on derivative instruments	(39)	(199)	(339)
Balance, end of period	¥42,374	¥25,276	$368,470

Treasury stock
Balance, beginning of period	¥(3,526)	¥(4,043)	$(30,661)
Purchase of treasury stock	(118)	(432)	(1,026)
Sales of treasury stock	929	903	8,078
Balance, end of period	¥(2,715)	¥(3,572)	$(23,609)

Total shareholders' equity	¥872,655	¥683,198	$7,588,304

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Operating activities
Net income	¥103,800	¥67,208	$902,609
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,018	38,759	313,200
Deferred income taxes	18,361	6,547	159,660
Net loss (gain) from sale of investment securities and subsidiaries	(8,190)	676	(71,217)
Net loss (gain) on sale of property	(418)	64	(3,635)
Loss on disposal of fixed assets	1,051	885	9,139
Impairment loss on long-lived assets held for use	59	2	513
Pension and retirement benefits—net	(9,886)	1,074	(85,965)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	2,243	(17,936)	19,504
Decrease (increase) in inventories	(37,292)	(45,207)	(324,278)
Increase (decrease) in trade payables	(10,165)	39,782	(88,391)
Increase (decrease) in income taxes payable	(20,518)	(3,977)	(178,417)
Other—net	11,639	14,635	101,208

Net cash provided by operating activities	86,702	102,512	753,930

Investing activities
Capital expenditures	(52,719)	(63,945)	(458,426)
Proceeds from sale of property	5,703	5,188	49,591
Proceeds from sale of available for sale investment securities	168	249	1,461
Purchases of available for sale investment securities	(4,274)	(2,538)	(37,165)
Proceeds from sale of subsidiaries, net of cash disposed	16,372	—	142,365
Acquisition of subsidiaries and equity investees, net of cash acquired	2,576	(11,321)	22,400
Collection of loan receivables	4,565	3,058	39,696
Disbursement of loan receivables	(4,720)	(2,625)	(41,044)
Decrease (increase) in time deposits	(1,087)	(128)	(9,452)

Net cash used in investing activities	(33,416)	(72,062)	(290,574)

Financing activities
Proceeds from long-term debt	30,514	7,446	265,339
Repayments on long-term debt	(41,832)	(22,312)	(363,757)
Increase (decrease) in short-term debt—net	4,823	13,476	41,939
Repayments of capital lease obligations	(5,383)	(5,752)	(46,809)
Sale (purchase) of treasury stock—net	811	471	7,052
Dividends paid	(17,899)	(9,936)	(155,643)
Other—net	1,478	—	12,853

Net cash used in financing activities	(27,488)	(16,607)	(239,026)

Effect of exchange rate change on cash and cash equivalents	(451)	260	(3,921)

Net increase (decrease) in cash and cash equivalents	25,347	14,103	220,409
Cash and cash equivalents, beginning of period	92,199	69,997	801,730

Cash and cash equivalents, end of period	¥117,546	¥84,100	$1,022,139

*	With the resource of excellent cash flows from operating activities, Komatsu increased the amount of dividends, proactively strengthened its production capacities in Japan and overseas and made investments to enhance productivity.

Consolidated Business Information (Unaudited)

Komatsu Ltd. and subsidiaries

As of September 30, 2007 and 2006 as well as for the six months ended September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

<Information by Business Unit>

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net sales:
Construction and mining equipment	¥927,772	¥750,538	$8,067,583
Industrial machinery, vehicles and others	216,810	196,707	1,885,304

Total	1,144,582	947,245	9,952,887
Elimination	(64,540)	(58,754)	(561,217)

Consolidated	¥1,080,042	¥888,491	$9,391,670

Segment profit:
Construction and mining equipment	¥146,194	¥101,462	$1,271,252
Industrial machinery, vehicles and others	16,928	13,736	147,200

Total	163,122	115,198	1,418,452
Corporate expenses and elimination	(1,376)	(1,916)	(11,965)

Consolidated segment profit	161,746	113,282	1,406,487

Other operating income (expenses)	1,226	(736)	10,661

Operating income	162,972	112,546	1,417,148

Interest and dividend income	5,126	4,057	44,574
Interest expense	(8,383)	(7,250)	(72,896)
Other-net	(1,131)	(1,275)	(9,835)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	¥158,584	¥108,078	$1,378,991

Identifiable assets:
Construction and mining equipment	¥1,490,171	¥1,250,029	$12,958,009
Industrial machinery, vehicles and others	310,479	415,179	2,699,817

Total	1,800,650	1,665,208	15,657,826
Corporate assets and elimination	126,376	96,822	1,098,922

Consolidated	¥1,927,026	¥1,762,030	$16,756,748

Depreciation and amortization:
Construction and mining equipment	¥31,297	¥28,346	$272,148
Industrial machinery, vehicles and others	4,267	3,848	37,104

Consolidated	¥35,564	¥32,194	$309,252

Capital investment:
Construction and mining equipment	¥57,986	¥46,172	$504,226
Industrial machinery, vehicles and others	7,132	8,955	62,017

Consolidated	¥65,118	¥55,127	$566,243

Notes:	1.	Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
	2.	Net sales, segment profit, depreciation and amortization and capital investment for the six months ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.
	3.	Information by business unit for the six months ended September 30, 2006 have been retrospectively reclassified due to the change in business segments.

<Geographic Information>

Net sales to customers recognized by sales destination for the six months ended September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Japan	¥234,452	¥224,889	$2,038,713
The Americas	277,882	273,214	2,416,365
Europe and CIS	213,073	140,431	1,852,809
China	81,415	55,344	707,957
Asia (excluding Japan, China) and Oceania	163,659	120,575	1,423,122
Middle East and Africa	109,561	74,038	952,704

Consolidated	¥1,080,042	¥888,491	$9,391,670

Net sales recognized by geographic origin and property, plant and equipment at September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively
	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net sales:
Japan	¥373,546	¥339,328	$3,248,226
U.S.A.	269,286	265,069	2,341,617
Europe and CIS	209,617	129,979	1,822,757
Others	227,593	154,115	1,979,070

Consolidated	¥1,080,042	¥888,491	$9,391,670

Property, plant and equipment:
Japan	¥290,600	¥307,044	$2,526,956
U.S.A.	65,009	52,754	565,296
Europe and CIS	34,897	21,912	303,452
Others	27,157	45,659	236,148

Consolidated	¥417,663	¥427,369	$3,631,852

Notes:

1.   No individual country within Europe and CIS or other areas had a material impact on net sales or property, plant and equipment. There were no sales to a single major external customer for the six months ended September 30, 2007 and 2006, of fiscal 2008 and 2007.

2. Net sales for the six months ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

<Information by Region>

For the six months ended September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net sales:
Japan	¥596,833	¥534,821	$5,189,852
The Americas	290,688	282,436	2,527,722
Europe and CIS	227,267	146,483	1,976,235
Others	242,205	164,270	2,106,131
Elimination	(276,951)	(239,519)	(2,408,270)

Consolidated	¥1,080,042	¥888,491	$9,391,670

Segment profit:
Japan	¥81,459	¥59,744	$708,339
The Americas	31,994	31,377	278,209
Europe and CIS	25,479	12,242	221,557
Others	31,769	17,290	276,252
Corporate and elimination	(8,955)	(7,371)	(77,870)

Consolidated	¥161,746	¥113,282	$1,406,487

Identifiable assets:
Japan	¥1,067,208	¥1,098,699	$9,280,070
The Americas	490,404	446,394	4,264,382
Europe and CIS	255,942	173,693	2,225,583
Others	273,492	229,030	2,378,191
Corporate assets and elimination	(160,020)	(185,786)	(1,391,478)

Consolidated	¥1,927,026	¥1,762,030	$16,756,748

	Millions of yen		Thousands of U.S. dollars
Overseas sales:	2008	2007	2008

The Americas	¥277,882	¥273,214	$2,416,365
	(25.7)%	(30.8)%	(25.7)%
Europe and CIS	213,073	140,431	1,852,809
	(19.7)%	(15.8)%	(19.7)%
Others	354,635	249,957	3,083,783
	(32.9)%	(28.1)%	(32.9)%

Total	845,590	663,602	7,352,957
	(78.3)%	(74.7)%	(78.3)%

Consolidated	¥1,080,042	¥888,491	$9,391,670

Notes:	1. Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.

2.   Area segments are separated by the geographical proximity.

3.   Main countries or areas of each segment above are as follows:

      (1) The Americas: North America and Latin America

      (2) Europe and CIS: Germany, the United Kingdom and Russia

      (3) Others: China, Australia and Southeast Asia

4.   Figures in the parentheses represent the percentages of overseas sales in consolidated net sales.

5.   Net sales, segment profit and overseas sales for the six months ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

Non-Consolidated Balance Sheets

Komatsu Ltd.

As of September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Assets
Current assets:	¥451,955	¥423,703	$3,930,046
Cash on hand and in banks	56,914	44,619	494,906
Notes receivable	4,861	3,106	42,273
Trade accounts receivable	210,174	194,166	1,827,605
Finished products and merchandise	34,591	25,462	300,794
Materials and supplies	4,624	4,180	40,214
Work in process	47,503	36,681	413,076
Prepaid expenses	1,090	1,147	9,485
Deferred income taxes-current	13,357	17,128	116,150
Short-term loans receivable	43,671	62,964	379,753
Other current assets	35,487	35,281	308,586
Allowance for doubtful receivables	(322)	(1,034)	(2,800)

Fixed assets:	561,335	497,238	4,881,180
Tangible fixed assets	167,234	142,179	1,454,209
Buildings	52,967	38,475	460,586
Structures	9,067	6,820	78,845
Machinery and equipment	55,813	38,270	485,337
Vehicles and delivery equipment	560	246	4,872
Tools, furniture and fixtures	6,417	7,637	55,801
Land	40,035	40,004	348,130
Construction in progress	2,373	10,724	20,635

Intangible fixed assets	12,895	10,129	112,133
Utility rights	88	81	767
Software	11,686	9,403	101,621
Other intangible assets	1,120	644	9,744

Investments and miscellaneous assets	381,206	344,929	3,314,836
Investment securities	98,563	77,791	857,071
Securities and other investments in affiliated companies	287,469	295,490	2,499,735
Long-term loans receivable	2,082	1,115	18,106
Long-term prepaid expenses	525	815	4,565
Other investments	12,222	4,486	106,283
Allowance for doubtful receivables	(9,046)	(5,074)	(78,664)
Allowance for loss on valuation of investments in unlisted companies	(10,610)	(29,697)	(92,260)

Total assets	¥1,013,291	¥920,942	$8,811,226

Notes:	1. Yen figures of less than one million are omitted.
2. Accumulated depreciation of tangible fixed assets 2008: ¥316,658 million 2007: ¥299,864 million

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Liabilities and net assets
Current liabilities:	¥300,719	¥319,704	$2,614,955
Trade notes payable	256	464	2,232
Trade accounts payable	171,912	161,192	1,494,892
Short-term debt	20,008	40,614	173,986
Current portion of bonds	—	20,000	—
Other accounts payable	46,594	35,522	405,171
Income taxes payable	13,587	15,209	118,149
Advances received	2,729	660	23,737
Accrued bonuses	6,069	5,495	52,773
Accrued bonuses for directors	203	185	1,765
Warranty reserve	7,966	7,322	69,269
Other current liabilities	31,392	33,037	272,976

Long-term liabilities:	91,440	72,051	795,131
Bonds	30,000	10,000	260,869
Long-term debt	25,000	35,008	217,391
Deferred income taxes—non-current	18,766	9,645	163,186
Liabilities for employee retirement benefits	17,067	15,883	148,415
Liabilities for director and corporate auditor retirement benefits	—	684	—
Other long-term liabilities	605	829	5,268

Total liabilities	392,160	391,756	3,410,087

Net assets:

Shareholders’ equity:	573,771	494,391	4,989,314
Common stock	70,120	70,120	609,744
Capital surplus	140,980	140,637	1,225,920
Additional paid-in capital	140,140	140,140	1,218,608
Other capital surplus	840	497	7,311
Retained earnings	365,073	287,010	3,174,549
Legal earnings reserve	18,036	18,036	156,842
Other retained earnings	347,036	268,973	3,017,707
Reserve for special depreciation	98	138	857
Reserve for advanced depreciation deduction	14,525	16,379	126,307
Reserve for special advanced depreciation account	179	—	1,560
General reserve	180,359	180,359	1,568,339
Retained earnings brought forward	151,873	72,096	1,320,642
Treasury stock	(2,403)	(3,377)	(20,900)
Difference of appreciation and conversion	46,581	34,528	405,059
Net unrealized gains(losses) on available-for-sale securities	46,679	34,678	405,908
Net deferred profits(losses) on hedges	(97)	(149)	(848)
Stock acquisition rights	777	265	6,763
Stock acquisition rights	777	265	6,763

Total net assets	621,130	529,185	5,401,138

Total liabilities and net assets	¥1,013,291	¥920,942	$8,811,226

Non-Consolidated Statements of Income and Unappropriated Retained Earnings

Komatsu Ltd.

For the six months ended September 30, 2007 and 2006, of fiscal 2008 and 2007, respectively

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net sales	¥424,136	¥355,793	$3,688,145
Cost of sales	313,976	270,054	2,730,229
Deferred profit on installment sales	—	(34)	—

Gross profit	110,160	85,773	957,916
Selling, general and administrative expenses	50,760	46,772	441,398

Operating profit	59,399	39,001	516,517

Non-operating income:	16,954	10,808	147,433
Interest and dividend income	15,972	9,956	138,892
Other non-operating income	982	852	8,540

Non-operating expenses:	4,424	4,263	38,473
Interest expenses	624	567	5,433
Other non-operating expenses	3,799	3,695	33,039

Ordinary profit	71,929	45,546	625,477

Extraordinary income:	7,855	3,779	68,308
Gain on sale of land	308	19	2,680
Gain on sale of investment securities	—	0	—
Gain on sale of shares of affiliated companies	9	—	81
Reversal of loss on valuation of investments in unlisted companies	4,880	3,760	42,437
Gain from elimination of shares of merged companies	2,657	—	23,108

Extraordinary losses:	194	109	1,689
Loss on sale of land	4	—	43
Loss on valuation of investment securities	189	109	1,646

Income before income taxes	79,591	49,215	692,096
Income taxes:
Current	15,270	15,417	132,784
Deferred	7,555	3,073	65,696

Net income	¥56,765	¥30,725	$493,615

Notes:	1.	Yen figures of less than one million are omitted.
.	2.	Net income per share (using the average number of common shares outstanding, less treasury stocks.) 2008 : ¥57.04 2007: ¥30.91
	3.	Effective as of April 1, 2007, in accordance with the revised Japanese Corporate Tax Law in 2007, the company changed method of depreciation of tangible fixed assets acquired on or after April 1, 2007. The effect of this change was to decrease operating profit, ordinary profit and income before income taxes by ¥395 million, respectively.

Non-Consolidated Statement of Changes in Net Assets

Komatsu Ltd.

For the six months ended September 30, 2007, of fiscal 2008

	Millions of yen
	Shareholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal earnings reserve	Reserve for special depreciation	Reserve for advanced depreciation deduction	Reserve for special advanced depreciation account	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders’ equity
Balance of March 31, 2007	70,120	140,140	602	140,742	18,036	116	15,325	32	180,359	112,334	326,206	(3,203)	533,866
Changes in the term
Transfer to reserve for special depreciation						1				(1)	—		—
Reversal of reserve for special depreciation						(19)				19	—		—
Reversal of reserve for advanced depreciation deduction							(800)			800	—		—
Transfer to reserve for special advanced depreciation account								146		(146)	—		—
Dividends from surplus										(17,898)	(17,898)		(17,898)
Net income										56,765	56,765		56,765
Purchase of treasury stock												(118)	(118)
Disposal of treasury stock			238	238								917	1,156
Net change of items other than shareholders’ equity

Total changes in the term	—	—	238	238	—	(18)	(800)	146	—	39,539	38,867	799	39,905

Balance of September 30, 2007	70,120	140,140	840	140,980	18,036	98	14,525	179	180,359	151,873	365,073	(2,403)	573,771

	Millions of yen
	Difference of appreciation and conversion
	Net unrealized gains(losses) on available-for-sale securities	Net deferred profits(losses) on hedges	Total difference of appreciation and conversion	Stock acquisition rights	Total net assets
Balance of March 31, 2007	41,516	93	41,609	663	576,139
Changes in the term
Transfer to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Reversal of reserve for advanced depreciation deduction					—
Transfer to reserve for special advanced depreciation account					—
Dividends from surplus					(17,898)
Net income					56,765
Purchase of treasury stock					(118)
Disposal of treasury stock					1,156
Net change of items other than shareholders' equity	5,162	(190)	4,972	114	5,086

Total changes in the term	5,162	(190)	4,972	114	44,991

Balance of September 30, 2007	46,679	(97)	46,581	777	621,130

Note:  As for fiscal 2008, interim dividend per share is ¥20, and total amount of interim dividends is ¥19,911 million.

Directors, Auditors and Officers

As of September 30, 2007

Board of Directors

Masahiro Sakane

Chairman of the Board

Kunio Noji

President and Chief Executive Officer

Yoshinori Komamura

Director and Senior Executive Officer

President, Construction & Mining Equipment Marketing Division

Yasuo Suzuki

Director and Senior Executive Officer

General Manager, Corporate Planning Division

Supervising Structural Reorganization, External Corporate Affairs, Environment, Compliance, Legal Affairs, CSR,

Human Resources and Industrial Machinery Business

Masahiro Yoneyama

Director and Senior Executive Officer

Representative of All China Operations

Susumu Isoda

Director and Senior Executive Officer

President, Komatsu Utility Co., Ltd.

Kenji Kinoshita

Director and Senior Executive Officer

Chief Financial Officer

Supervising Audit, Corporate Communications and Investor Relations

Toshio Morikawa

Outside Director

Advisor, Sumitomo Mitsui Banking Corporation

Hajime Sasaki

Outside Director

Chairman of the Board, NEC Corporation

Morio Ikeda

Outside Director

Advisor, Shiseido Company, Limited

Corporate Auditors

Makoto Nakamura

Corporate Auditor (Full time)

Masafumi Kanemoto

Corporate Auditor (Full time)

Takaharu Dohi

Outside Corporate Auditor

Attorney at law

Makoto Okitsu

Outside Corporate Auditor

Chairman, Teijin Limited

Hiroyuki Kamano

Outside Corporate Auditor

Partner, Kamano Sogo Law Offices

Executive Officers

Mamoru Hironaka

Senior Executive Officer

Vice President, Construction & Mining Equipment Marketing Division

President, Product Support Division

Masao Fuchigami

Senior Executive Officer

President, Research Division Supervising Design & Development and Quality Assurance

Taizo Kayata

Senior Executive Officer

President, Overseas Marketing, Construction & Mining Equipment Marketing Division

Masaji Kitamura

Senior Executive Officer

President, Construction & Mining Equipment Strategy Division

Nobukazu Kotake

Senior Executive Officer

President, Development Division

Susumu Yamanaka

Senior Executive Officer

President, Defense Systems Division

Masakatsu Hioki

Executive Officer

General Manager, Human Resources Supervising Safety

Tetsuji Ohashi

Executive Officer

President, Production Division Supervising e-KOMATSU

Shinichiro Komiya

Executive Officer

President, Japanese Marketing, Construction & Mining Equipment Marketing Division

Koji Yamada

Executive Officer

President, Industrial Machinery Division

Tetsuro Kajiya

Executive Officer

President, Procurement Division

Nobuki Hasegawa

Executive Officer

General Manager, Construction Equipment Technical Center 2, Development Division

Mikio Fujitsuka

Executive Officer

Deputy General Manager, Corporate Planning Division

Ichiro Sasaki

Executive Officer

Osaka Plant Manager, Production Division

Fujitoshi Takamura

Executive Officer

General Manager, Construction Equipment Technical Center 1, Development Division

Yoshisada Takahashi

Executive Officer

Awazu Plant Manager, Production Division

Tadashi Okada

Executive Officer

General Manager, Corporate Communications and CSR Supervising General Affairs

Masahiro Uegaki

Executive Officer

Mooka Plant Manager, Production Division

Kazunori Kuromoto

Executive Officer

General Manager, Construction Equipment Electronics, Development Division

Mitsuru Ueno

Executive Officer

President, Engines & Hydraulics Business Division and Oyama Plant Manager

Corporate Information

As of September 30, 2007

General

Head Office

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Date of Establishment

May 13, 1921

Common Stock Outstanding

Consolidated:         ¥67,870 million (US$590 million)

Non-consolidated:  ¥70,120 million (US$609 million)

Number of Employees

Consolidated: 35,661   Non-consolidated: 6,846

Stock Related

Business Year

The one (1) year period from April 1 of each year to March 31 of the following year

Ordinary General Meeting of Shareholders

June

Record Dates

Voting Rights at the Ordinary General Meeting of Shareholders: March 31

Year-End Dividends: March 31

Interim Dividends: September 30

One Unit (tangen) of Shares

100

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation

1-4-5, Marunouchi, Chiyoda-ku,

Tokyo 100-8212, Japan

Depositaries

ADRs:	Depositary Receipt Services, Citibank, N.A.,
388 Greenwich Street, 14th Floor, New York,
NY 10013, U.S.A.

Stock Information

As of September 30, 2007

Total Number of Shares Issued and Outstanding

998,744,060 shares

Number of Shareholders

155,709

Breakdown of Shareholders

Tokyo Stock Price Range

Cautionary Statement

This Semi-Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Semi-Annual Report, and Komatsu assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

For further information, please contact:

Komatsu Ltd.

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku

Tokyo 107-8414, Japan

http://www.komatsu.com/